

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

July 18, 2017

Via Email
Ryan Dalton
Chief Financial Officer
Parsley Energy, Inc.
303 Colorado Street
Suite 3000
Austin, TX 78701

>   Re: **Parsley Energy, Inc.**
>   **Form 10-K for Fiscal Year Ended December 31, 2016**
>   **Filed February 27, 2017**
>   **Form 8-K filed February 23, 2017**
>   **File No. 001-36463**

Dear Mr. Dalton:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Year ended December 31, 2016

Business, page 6

Oil and Natural Gas Production Prices and Production Costs, page 13

1.   Tell us how you considered the requirements pursuant to Item 1204(a) of Regulation S-K with regard to the disclosure of production, by final product sold, for each named field and/or individual geological formation, e.g. the Bone Springs, Spraberry, Wolfcamp, Cline or Atoka formations, which contains 15% or more of the registrant's total proved reserves.

Productive Wells, page 13

2.   Please expand the disclosure of your productive wells to provide the total number of gross and net wells, expressed separately for oil and for gas. Refer to the disclosure requirements under Item 1208(a) of Regulation S-K.

Properties, page 45

Proved Undeveloped Reserves (PUDs), page 51

3.   We note the explanation relating to the revisions in the previous estimates of your proved undeveloped reserves identifies a single factor, the removal of 18,352 MBoe for all vertical PUD locations. However, this change appears to exceed the overall downward change of 16,832 MBoe due revisions disclosed in the tabular presentation accompanying this explanation. Please expand your disclosure to address the overall change for the line item by separately identifying and quantifying each factor, including any offsetting factors, which contributed to a material change in proved undeveloped reserves. For example, for revisions in previous estimates, identify such factors as changes caused by commodity prices, well performance, uneconomic proved undeveloped locations or the removal of proved undeveloped locations due to changes in a previously adopted development plan. Refer to Item 1203(b) of Regulation S-K.

Developed and Undeveloped Acreage, page 52

4.   Please expand your disclosure to explain the extent to which you have assigned any proved undeveloped reserves to locations which are currently scheduled to be drilled after lease expiration. If there are material quantities of net proved undeveloped reserves relating to such locations, please expand the disclosure to explain the steps and related costs which would be necessary to extend the time to the expiration of such leases.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 60

Capital Requirements and Sources of Liquidity, page 78

5.   Your 2017 budget for capital development expenditures is approximately $1,000.0 to $1,150.0 million compared to drilling, completion, and infrastructure capital expenditures incurred for 2016 of $496.0 million. Revise the disclosure regarding your capital requirements to discuss the change in your capital expenditure profile, including as it relates to your specific commitments (e.g., capital expenditures for PUD development, drilling costs to hold undeveloped acreage, payments for delay rentals, etc). Refer to Item 303(a)(2) of Regulation S-K.

Unaudited Supplementary Information, page F-45

Reserve Quantity Information, page F-45

6.   Please expand your disclosure of the changes in the net quantities of total proved reserves to include an explanation of the significant changes related to each line item other than production; identify and quantify each factor that contributed to a significant change in total proved reserves, including any offsetting factors. As for revisions in previous estimates, please identify such factors as changes caused by commodity prices, well performance, uneconomic proved undeveloped locations or changes resulting from the removal of proved undeveloped locations due to changes in a previously adopted development plan. Refer to FASB ASC 932-235-50-5.

Standardized Measure of Discounted Future Net Cash Flows, page F-48

7.   Please explain to us why the figure representing the net change in the standardized measure of discounted future net cash flows due to revisions for the period ending December 31, 2016 is positive while the corresponding change in the net quantities of total proved reserves is a negative figure. Refer to FASB ASC 932-235-50-36.

Form 8-K filed February 23, 2017

8.   Revise to present a reconciliation of adjusted net income per share on a per share basis and to explain the basis for the number of weighted average diluted shares used to calculate this non-GAAP financial measure. Refer to Item 10(e)(1)(i)(B) of Regulation S-K and Question 102.05 of the Compliance and Disclosure Interpretations for Non-GAAP Financial Measures for further guidance.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Wei Lu, Staff Accountant, at (202) 551-3725 or Ethan Horowitz, Branch Chief, at (202) 551-3311 if you have questions regarding comments on the financial statements and related matters and John Hodgin, Petroleum Engineer, at (202) 551-3699 if you have questions regarding comments on the engineering related matters. Please contact me at (202) 551-3745 with any other questions.

                Sincerely,

                /s/H. Roger Schwall

                H. Roger Schwall
                Assistant Director
                Office of Natural Resources